Exhibit 99.2

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: December 5, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Appointment of a Director

Regulation 34(b) of the Securities Regulations (Immediate and Periodic reports) 1970

1.	Family Name and First Name: Nadine Baudot-Trajtenberg

Identity Number: 011907425

Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: 03/14/1956

3.	Address for service: Kehillat Venetzia 4, Tel-Aviv

4.	Positions of appointment: External Director

5.	Previous position in the Company prior to this appointment: None

6.	Starting date of the appointment: 12/05/2012

7.	Education:

Degree	Field	Academic Institution
Doctorate	Economics	Harvard University
Masters Degree	Politics, Philosophy, and Economics	University of Oxford
B.A.	Economics	University of Montreal

8.	Major activities over the past 5 years

Position Filled	Place of Employment	Length of Time Served
Member of the Board and Chairman of the Investment Committee	Menorah Insurance Ltd.	Since 2012
Deputy Dean	School of Economics, IDC, Herzliya	Since 2012
External Director	Menorah Mivtachim Pension	Since 2010
External Director	Menorah Mivtachim Gemel	Since 2010
Deputy Dean	School of Business Management, IDC, Herzliya	2.5 Years
Responsible for Investor Relations	Bank Hapoalim	6 Years

9.	The Director serves as a director in another Corporation (see #8 above)

10.	The Director is not an employee of the Corporation or of a subsidiary of the Corporation or of a company connected to the Corporation or of an Interested Party in the Corporation

11.	The Director is not a family member of another Interested Party in the Corporation

12.	The Director does not hold securities of the Corporation or of a subsidiary of the reporting Corporation if the subsidiary’s activity is material to the operation of the reporting Corporation

13.	The Director will serve as a member of the following committees of the Board: the Audit Committee; the Compensation Committee.

14.	Does the Company view the Director as a financial and economic expert?—Yes

15.	Does the Company view the Director as independent?—Yes

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.